Exhibit 99.4

Psyence Biomed Announces Export of Nature-Derived Psilocybin to Australia and Provides Update on Upcoming Phase IIb Trial

Trial projected to be initiated shortly following receipt of drug product by trial sites

NEW YORK, July 24, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today announced the export of nature-derived psilocybin to Australia and provided an update on its upcoming Phase IIb clinical trial evaluating nature-derived psilocybin as a potential treatment for Adjustment Disorder following an advanced cancer diagnosis in the Palliative Care context.

The Company previously announced that it had entered into partnerships with Fluence, a global leader in professional education and training for psychedelic therapy research, and iNGENū CRO Pty Ltd (“iNGENū”), an Australian clinical research organization (CRO), to support the study. Following a recent site visit by Psyence Biomed leadership to partners and trial sites in Australia, the Company is preparing to initiate the study shortly following the recent successful export of drug candidate, PEX010, from its current supplier, Filament Health.

“Over the past several months, we have made substantial progress preparing for our Phase IIb study, and following my recent site visit to Australia, I am pleased to report that all parties, including Psyence and our partners, Fluence and iNGENū, are poised to initiate the study imminently,” said Dr. Clive Ward-Able, Medical Director of Psyence Biomed. “With the successful export of PEX010, we now plan to focus on the efficient enrollment of patients into this important study.”

The randomized, double-blind, placebo-controlled Phase IIb study will evaluate two therapeutic doses of nature-derived psilocybin (10mg, 25mg) against an active low-dose comparator (1mg) in 84 patients in conjunction with psychotherapy. Psyence aims to execute an efficient yet rigorously designed study that, if successful, would best support advancement into future late-stage studies.

More information on the study can be found at: 12624000449538p.

Filament Health Commercial Licensing Agreement Update

Psyence Biomed’s commercial licensing agreement with Filament Health, which covered supply of PEX010 for pivotal Phase III studies in Adjustment Disorder and also granted Psyence Biomed the worldwide right to commercialize PEX010 (25 mg) within the context of Palliative Care, remained subject to further negotiations between the parties and the completion of a subsequent definitive agreement within a predefined time period.

Following further discussions, both parties have mutually agreed to terminate the commercial licensing agreement. Filament Health will continue to support the supply PEX010 for the upcoming Phase IIb trial, as previously announced. Psyence Biomed is evaluating two exclusive supply and license agreements with duly licensed suppliers operating in the United Kingdom and North America. The Company intends to provide further updates on such agreements as they are executed. However, there can be no guarantees that such agreements will be finalized.

“We have made significant progress identifying alternative suppliers of nature-derived, non-synthetic psilocybin for use in subsequent clinical studies, and we look forward to securing a partner that can support our needs over the long-term,” stated Dr. Neil Maresky, CEO of Psyence Biomed. “Importantly, this change should have minimal impact on our internal development timelines for our Phase IIb program, and we remain committed to introducing a novel therapy for Adjustment Disorder following an advanced cancer diagnosis in the Palliative Care context as efficiently as possible.”

About Psyence Biomed

Psyence Biomedical Ltd. (Nasdaq: PBM) is the world’s first life science biotechnology company focused on the development of botanical (nature-derived, or non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the commencement of the clinical trial referred to in this news release, the anticipated delivery of the drug candidate, PEX010, in Australia, and the safety and effectiveness of psilocybin as a treatment option for adjustment disorder within the context of Palliative Care. These forward-looking statements are based on a number of assumptions, including the assumption that the anticipated shipment of the drug candidate, PEX010, will be successfully delivered to Australia, Psyence Australia Pty Ltd. (“Psyence Australia”), the Company’s Australian subsidiary, will receive all such regulatory and other approvals as may be required to implement the clinical trial, that patient recruitment will be successful in accordance with the expected timelines, and that contract negotiations with alternative suppliers of drug product will be successful.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the ability of iNGENū to execute its obligations in respect of the clinical trial; (ii) changes in applicable laws which may impact the clinical trial and/or the conducting thereof; (iii) Psyence Australia’s ability to achieve successful clinical results; (iv) Psyence Biomed’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products; (v) Psyence Biomed’s ability to obtain licensing of third-party intellectual property rights and supply of raw materials for future discovery and development of its product candidates; (vi) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (vii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement on Form F-1, initially filed by the Company with the SEC on February 9, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.